Exhibit 99.1

Media Release

FOR IMMEDIATE RELEASE

IMV's Survivin-Targeted T Cell Therapy Shows Durable Clinical Benefits in Phase 2
Study in Patients with Hard-to-Treat Advanced Recurrent Ovarian Cancer

37% (7/19) patients experienced clinical benefits lasting over 6 months

12-month overall survival rate of 66.1%

Translational data confirms survivin-specific CD8+ T cell immune response in 87% of subjects which supports a direct link with DPX-Survivac's mechanism of action

Dartmouth, Nova Scotia – December 3, 2020 – IMV Inc. (NASDAQ: IMV; TSX: IMV), a clinical-stage biopharmaceutical company pioneering a novel class of targeted cancer immunotherapies and vaccines against infectious diseases, today reports updated clinical and translational data from DeCidE1, its Phase 2 clinical study evaluating the safety and efficacy of DPX-Survivac with intermittent low-dose cyclophosphamide (CPA) in patients with recurrent, advanced platinum-sensitive and platinum-resistant ovarian cancer.

Results from the ongoing study continue to demonstrate prolonged clinical benefits, alongside favorable tolerability, and translational data linking the observed clinical benefits with DPX-Survivac's mechanism of action.

“IMV's targeted T cell therapy continues to elicit a rapid and robust immune response with a demonstration that survivin-specific CD8+ T cells can infiltrate solid cancerous tumors. This could prove to be of significant interest considering that the narrowly focused action of cytotoxic CD8+ T cells allows them to kill single infected cells in tissue without creating widespread tissue damage.”

“These results also clearly support the relevance of DPX-Survivac as a potential new and much-needed treatment option for advanced recurrent ovarian cancer, a hard-to-treat indication where other immunotherapies have thus far had limited success and where there is a high unmet medical need for patients who have failed chemotherapy and PARP inhibitors,” declared Fred Ors, President and Chief Executive Officer of IMV.

“With these results, DPX-Survivac continues to exhibit significant and durable anti-tumor activity, paving the way for targeted T cell therapies in advanced recurrent ovarian cancer and other solid tumors. DPX-Survivac also continues to be well tolerated, which is especially meaningful compared to single-agent chemotherapy and other approaches in development,” added Joanne Schindler, M.D., D.V.M., Chief Medical Officer at IMV.

Updated Results from DeCidE1

As presented today, 19 patients were evaluable for efficacy and one patient (5%) remained on treatment. Notably, the majority of patients had received >3 lines of prior therapy and were resistant or refractory to their last platinum regimen. Key findings on the safety and efficacy of DPX-Survivac/CPA are outlined below:

  15 patients (78.9%) showed clinical benefits: partial response (PR) or stable disease (SD),

  Durable clinical benefits over 6 months were observed in 7 patients (37%):

    5 patients (26.3%) demonstrated clinical benefit duration of approximatively one year (11-16 months) with two patients still benefiting from treatment

  Long tail progression free survival (PFS) was observed and consistent with immunotherapies in other cancer indications:

    mPFS: 4.47 months

    6-month PFS of 39%

    12-month PFS of 20%

  66.1% 12-month overall survival rate. As more than 50% of patients are still alive, the median overall survival (mOS) has not been reached,

  Overall, treatment was well-tolerated. The majority of treatment-related adverse events reported were Grade 1 events and related to reactions at the injection site.

Extensive translational analyses are ongoing on collected peripheral blood mononuclear cells (PBMC), tumor tissue and plasma. Results obtained so far link the observed clinical benefit with survivin-specific T cells, supporting DPX-Survivac's unique mechanism of action.

  Treatment generated a survivin-specific CD8+ T cell response in PBMC samples of 14/16 (87%) evaluable patients,

  Treatment-induced infiltration of survivin-specific T cell clones into the tumors as early as day 56 following treatment.

Live webcast and call this morning at 8.00am Eastern Time.

IMV will be hosting a key opinion leader (KOL) webcast on the treatment options in ovarian cancer and competitive landscape within the disease state later this morning at 8.00am Eastern Time.

The webcast will feature presentations by KOLs Oliver Dorigo, MD, PhD, and Jeannine Villella, DO, FACOG, FACS who will discuss the treatment options in ovarian cancer and the competitive landscape within the disease state. The KOLs will also provide an update on the ongoing Phase 2 trial with IMV's novel T cell therapy in patients with advanced ovarian cancer, along with insights about the patients' experience. Drs. Dorigo and Villella will be available to answer questions from financial analysts following the formal presentation.

IMV management will discuss trial results and their significance to DPX, the company's delivery platform, as well its outlook on next steps.

To regsiter To register for the webcast, please click here. A webcast of the presentation will be available under "Events, Webcasts and Presentations" in the investors section of IMV's website and a replay will be available approximately one hour after the presentation. Afterwards, the replay will be available for approximately 30 days. Financial analysts are welcome to ask questions during the live Q&A and are invited to submit their request via email or will be able to do so live during the event.

About the DeCidE1 Study

“DeCidE1” is a Phase 2 multicenter, open-label study evaluating the safety and effectiveness of DPX-Survivac, with intermittent low-dose cyclophosphamide (CPA) used as an immunomodulator to increase the level of survivin-specific T cells. This Phase 2 arm enrolled 19 evaluable patients with recurrent, advanced platinum-sensitive and -resistant ovarian cancer. Except for one patient, all patients were in an advanced stage of the disease, and 12 patients had received 3 or more lines of prior therapy.

Patients received 2 subcutaneous injections of DPX-Survivac three weeks apart and every eight weeks thereafter, and intermittent low dose CPA one week on and one week off for up to 1 year. Paired tumor biopsies were performed prior to treatment and on treatment.

Primary endpoints of this study are overall response rate, disease control rate and safety. Secondary endpoints include cell mediated immunity, immune cell infiltration in paired biopsy samples, duration of response, time to progression, overall survival and biomarker analyses.

About DPX-Survivac

DPX-Survivac is the lead candidate in IMV's new class of targeted immunotherapies designed to elicit antigen-specific functional, robust and sustained de novo T cell response. IMV believes this mechanism of action is key to generating durable solid tumor regressions. DPX-Survivac consists of five unique HLA-restricted survivin peptides formulated in IMV's proprietary DPX drug delivery platform and known to induce a cytotoxic CD8+ T cell response against survivin expressing cancer cells.

Survivin, recognized by the National Cancer Institute (NCI) as a promising tumor-associated antigen, is broadly over-expressed in most cancer types and plays an essential role in antagonizing cell death, supporting tumor-associated angiogenesis and promoting resistance to chemotherapies. IMV has identified over 20 cancer indications in which survivin can be targeted by DPX-Survivac.

DPX-Survivac has received Fast Track designation from the U.S. Food and Drug Administration (FDA) as maintenance therapy in advanced ovarian cancer, as well as orphan drug designation status from the U.S. FDA and the European Medicines Agency (EMA) in the ovarian cancer indication.

About IMV

IMV Inc. is a a clinical stage biopharmaceutical company dedicated to making immunotherapy more effective, more broadly applicable, and more widely available to people facing cancer and other serious diseases. IMV is pioneering a new class of cancer-targeted immunotherapies and vaccines based on the Company's proprietary drug delivery platform. This patented technology leverages a novel mechanism of action that enables the programming of immune cells in vivo, which are aimed at generating powerful new synthetic therapeutic capabilities. IMV's lead candidate, DPX-Survivac, is a T cell-activating immunotherapy that combines the utility of the platform with a target: survivin. IMV is currently assessing DPX-Survivac as a monotherapy in advanced ovarian cancer, as well as a combination therapy in multiple clinical studies with Merck. IMV is also developing a DPX-based vaccine to fight against COVID-19. Visit www.imv-inc.com and connect with us on Twitter and LinkedIn.

Cautionary Language Regarding Forward-Looking Statements

This press release contains forward-looking information under applicable securities law. All information that addresses activities or developments that we expect to occur in the future is forward-looking information. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made. In the press release, such forward-looking statements include, but are not limited to, statements regarding the FDA potentially granting accelerated regulatory approval of DPX-Survivac and the timing of expected results from other DPX-Survivac's studies with other tumor types. However, they should not be regarded as a representation that any of the plans will be achieved. Actual results may differ materially from those set forth in this press release due to risks affecting the Corporation, including access to capital, the successful design and completion of clinical trials and the receipt and timely receipt of all regulatory approvals. IMV Inc. assumes no responsibility to update forward-looking statements in this press release except as required by law. These forward-looking statements involve known and unknown risks and uncertainties and those risks and uncertainties include, but are not limited to, our ability to access capital, the successful and timely completion of clinical trials and studies, the receipt of all regulatory approvals and other risks detailed from time to time in our ongoing quarterly filings and annual information form Investors are cautioned not to rely on these forward-looking statements and are encouraged to read IMV's continuous disclosure documents, including its current annual information form, as well as its audited annual consolidated financial statements which are available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar

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Source: IMV Inc.

Investor Relations

Marc Jasmin, Senior Director, Investor Relations, IMV Inc.
O: (902) 492-1819, ext: 1042
M: (514) 617-9481 E: mjasmin@imv-inc.com

Irina Koffler, Managing Director, LifeSci Advisors
O: (646) 970-4681
M: (917) 734-7387
E: ikoffler@lifesciadvisors.com

Media

Delphine Davan, Director of Communications, IMV Inc.
M: (514) 968-1046
E: ddavan@imv-inc.com